AMEND

FOCUSN/NON-PUBLIC

FOCUSN

XCHANGE ( )MMISSION

[redacted] N, D.C. 20549

03015759

PAGE

f Brokers and Dealers

curities Exchange Act of 1934

and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-25130

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T. ROWE PRICE INVESTMENT SERVICES, INC.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 06 2003
DIVISION OF MARKET REGULATION

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 EAST PRATT STREET
(No. and Street)

BALTIMORE	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA A. O'CONNOR — 410-345-6842
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 SOUTH CALVERT STREET	BALTIMORE	MARYLAND	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Barbara A. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara A. O'Connor
Vice President & Treasurer

Notary Public

TINA B. REYNOLDS NOTARY PUBLIC HARFORD COUNTY MD

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sale Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Accountant's Report on Internal Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying consolidated statements of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2002 and 2001 and the related consolidated statements of income (loss) and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit for 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Additional Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

February 21, 2003

T. ROWE PRICE INVESTMENT SERVICES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 5,066,000	$ 6,680,000
Receivables	1,351,000	725,000
Property and equipment, net of accumulated depreciation of $1,656,000 in 2001 and $2,292,000 in 2002	3,704,000	2,997,000
Other assets	933,000	860,000
	$ 11,054,000	$ 11,262,000
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Intercompany payable to parent	$ 3,407,000	$ 3,572,000
Payable to T. Rowe Price Mutual Funds	346,000	126,000
Accounts payable and accrued liabilities	77,000	170,000
Total liabilities	3,830,000	3,868,000
Stockholder's equity		
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding	2,000	2,000
Additional capital in excess of par value	1,209,000	1,209,000
Retained earnings	6,013,000	6,183,000
Total stockholder's equity	7,224,000	7,394,000
	$ 11,054,000	$ 11,262,000

The accompanying notes are an integral part of the consolidated financial statements.

T. ROWE PRICE INVESTMENT SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

	Year ended December 31, 2001	2002
REVENUES		
Brokerage commissions	$ 14,546,000	$ 12,274,000
Investment and other income	3,657,000	7,004,000
	18,203,000	19,278,000
EXPENSES		
Commissions and floor brokerage	4,049,000	3,634,000
Compensation and related costs	4,210,000	3,313,000
Administrative and general	8,087,000	6,846,000
Advertising, promotion and distribution	3,710,000	5,226,000
	20,056,000	19,019,000
Income (loss) before income taxes	(1,853,000)	259,000
Provision for income taxes (tax benefits)		
Current Federal	(486,000)	261,000
Current state and local	(67,000)	38,000
Deferred	(147,000)	(210,000)
	(700,000)	89,000
Net income (loss)	(1,153,000)	170,000
Retained earnings at beginning of year	7,166,000	6,013,000
Retained earnings at end of year	$ 6,013,000	$ 6,183,000

The accompanying notes are an integral part of the consolidated financial statements.

T. ROWE PRICE INVESTMENT SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2001	Year ended December 31, 2002
Cash flows from operating activities		
Net income (loss)	$ (1,153,000)	$ 170,000
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation and amortization of property and equipment	1,096,000	791,000
Decrease in receivables	109,000	626,000
Decrease (increase) in other assets	(447,000)	73,000
Increase (decrease) in intercompany payable to parent	(2,332,000)	165,000
Increase (decrease) in payable to Price Funds	92,000	(220,000)
Increase (decrease) in accounts payable and accrued liabilities	(584,000)	93,000
Net cash provided (used) by operating activities	(3,219,000)	1,698,000
Cash used in investing activities for additions to property and equipment	(980,000)	(84,000)
Cash and cash equivalents		
Net increase (decrease) during year	(4,199,000)	1,614,000
At beginning of year	9,265,000	5,066,000
At end of year	$ 5,066,000	$ 6,680,000

The accompanying notes are an integral part of the consolidated financial statements.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, a wholly-owned subsidiary of T. Rowe Price Associates, provides discount brokerage services on a fully disclosed basis through Pershing LLC. We also are the underwriter and distributor of the no-load T. Rowe Price mutual funds and the Alaska and Maryland college savings plans for which Price Associates and an affiliate act as investment advisers. Price Associates is a wholly-owned subsidiary of T. Rowe Price Group. Our revenues are largely dependent on brokerage trade volume; and accordingly fluctuations in domestic financial market activity impact our revenues and results of operations.

Basis of preparation
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual results may vary from those estimates. Our financial statements include the accounts of TRP Distribution, our wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these investments is equivalent to fair value. Dividends earned from the money market mutual funds aggregated $261,000 in 2001 and $76,000 in 2002.

Concentration of credit risk
Concentration of credit risk in accounts receivables is believed to be minimal in that customers generally have substantial assets and, as discussed in Note 2, receivables are collateralized.

As the introducing broker, we indemnify the clearing broker for losses sustained in the normal course of business whenever customers fail to settle trades. Expenses incurred in this regard were $47,000 in 2001 and we recovered $11,000 in 2002.

Property and equipment
Leasehold improvements, furniture and equipment are stated at cost net of accumulated amortization and depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 5 years for furniture and equipment and 6 years for leasehold improvements.

Revenue recognition
Brokerage commissions are recorded on a trade-date basis.

Advertising
Costs of advertising are expensed the first time that the advertising takes place.

T. ROWE PRICE INVESTMENT SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NET CAPITAL AND RESERVE REQUIREMENTS

Investment Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2002, statutorily computed net capital of $3,492,000 was substantially in excess of required net capital of $257,000. The aggregate indebtedness to net capital ratio was 1.11 to 1 at the end of 2002.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services if necessary to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. This agreement is automatically renewed annually in June unless terminated with thirty days notice.

Cash of $135,000 at December 31, 2001 and $200,000 at December 31, 2002 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 2 -- RECEIVABLES AND PAYABLE TO T. ROWE PRICE MUTUAL FUNDS

Investment Services receives and executes orders for purchases and sales of shares in the T. Rowe Price mutual funds on behalf of its customers. Other assets and amounts payable to the funds include amounts due from customers and payable to the funds on uncompleted transactions. Fund shares purchased by customers are collateral for these receivables and are not reflected in the accompanying consolidated financial statements.

NOTE 3 -- TRANSACTIONS WITH AND INTERCOMPANY PAYABLE TO PARENT

All operating expenses are paid on our behalf by Price Associates. Except as noted below, expenses associated with the distribution of the T. Rowe Price funds are absorbed by Price Associates under a distribution agreement. Investment Services is charged for all other expenses and periodically reimburses Price Associates.

In June 2000, we began offering Advisor Class shares in certain T. Rowe Price funds. The funds charge this class of shares a 12b-1 fee that is passed through to third parties which distribute these shares to their clients. These fees totaled $2,400,000 in 2001 and $4,700,000 in 2002 and are reflected as revenues in other income and as distribution expenses. Because the obligation to pay these fees to third parties is limited to amounts charged by the funds, we have instructed that these fees be paid on our behalf directly to the appropriate third parties. Accordingly, no receivables or payables related thereto are recorded in our statement of financial condition.

NOTE 4 – INCOME TAXES

The provision for income taxes is computed at statutory rates based on taxable income determined on a separate-return basis. Results of our operations are included in Price Group's consolidated federal tax return. Accordingly, the federal income tax liability is included in the intercompany payable to parent.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $246,000 at December 31, 2001 and $456,000 at December 31, 2002 is included in other assets. These balances arise from temporary differences associated with depreciation of property and equipment.

NOTE 5 – CHANGES IN STOCKHOLDER'S EQUITY

All changes in stockholder's equity during 2001 and 2002 are disclosed in the consolidated statements of income (loss) and retained earnings.

NOTE 6 – SUBSEQUENT EVENT

On February 21, 2003, we declared a dividend to our stockholder in the aggregate amount of $2,000,000 payable on March 1, 2003.

ADDITIONAL INFORMATION

Statement pursuant to paragraph (d) (4) of Rule 17a-5: There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 and the reserve computation required pursuant to Rule 15c3-3 contained in the additional information to the financial statements and the corresponding computation prepared by and included in Investment Services' unaudited Part II FOCUS Report as of December 31, 2002 as filed on January 27, 2003.

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	[4586]
	A. Number of items	[4587]
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	[4588]
	A. Number of items	[4589]
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes (selected) [4584] No [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		[4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]	
3.	Monies payable against customers' securities loaned (see Note C)		[4360]	
4.	Customers' securities failed to receive (see Note D)		125,693 [4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]	
7.	**Market value of short security count differences over 30 calendar days old		[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		[4420]	
10.	Other (List)			
		Customer check [4425A]	5,000 [4425B]	
		[4425C]	[4425D]	
		[4425E]	[4425F]	
			5,000 [4425]	
11.	TOTAL CREDITS			130,693 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		124,436 [4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]	
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		[4465]	
16.	Other (List)			
		[4469A]	[4469B]	
		[4469C]	[4469D]	
		[4469E]	[4469F]	

		0 [4469]	
17.	**Aggregate debit items		124,436 [4470]
18.	**less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))		[4471]
19.	**TOTAL 15c3-3 DEBITS		124,436 [4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)		[4480]
21.	Excess of total credits over total debits (line 11 less line 19)		6,257 [4490]
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		6,569 [4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		200,000 [4510]
24.	Amount on deposit (or withdrawal) including	[4515]	[4520]
	value of qualified securities		
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including	[4525]	200,000 [4530]
	value of qualified securities		
26.	Date of deposit (MM/DD/YYYY)		[4540]

FREQUENCY OF COMPUTATION

Daily ○ [4332] Weekly ○ [4333] Monthly ◉ [4334] N/A ○

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			7,393,890 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			7,393,890 [3500]
4.	Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
B.	Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			7,393,890 [3530]
6.	Deductions and/or charges:			
A.	Total non-allowable assets from Statement of Financial Condition (Note B and C)		3,747,295 [3540]	
1.	Additional charges for customers' and non-customers' security accounts		[3550]	
2.	Additional charges for customers' and non-customers' commodity accounts		[3560]	
B.	Aged fail-to-deliver		[3570]	
1.	Number of items	[3450]		
C.	Aged short security differences-less reserve of	[3460]	[3580]	
	number of items	[3470]		
D.	Secured demand note deficiency		[3590]	
E.	Commodity futures contracts and spot commodities proprietary capital charges		[3600]	
F.	Other deductions and/or charges		25,000 [3610]	
G.	Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).		[3615]	
H.	Total deductions and/or charges			-3,772,295 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
				0

	[3630E]	[3630F]	[3630]
8. Net capital before haircuts on securities positions			3,621,595 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commerical paper		[3680]	
2. U.S. and Canadian government obligations		[3690]	
3. State and municipal government obligations		[3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		[3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities		129,597 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-129,597 [3740]
10. Net Capital			3,491,998 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	257,425 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	257,425 [3760]
14. Excess net capital (line 10 less 13)	3,234,573 [3770]

15.	Excess net capital at 1000% (line 10 less 10% of line 19)		3,105,860 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			3,867,950 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
18.	Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			6,570 [3838]
19.	Total aggregate indebtedness			3,861,380 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 111 [3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880)			% 111 [3853]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital	% [3852]

KPMG

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
T. Rowe Price Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements of T. Rowe Price Investment Services, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and; obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 21, 2003